Exhibit 99.1
                                  ------------






News Release

FOR RELEASE:  August 15, 2005, 8:00 A.M. Eastern Standard Time

CONTACT: John T. Day, President/CEO
         Dennis P. Gauger, CFO
         Nevada Chemicals, Inc.
         801-984-0228

         Nevada Chemicals, Inc. Announces Second Quarter 2005 Earnings

SALT LAKE CITY: UTAH - John T. Day, President and Chief Executive Officer of Nevada Chemicals, Inc. (NASDAQ/NMS:NCEM), today announced earnings for the second quarter ended June 30, 2005. The Company reported net income of $584,000 or $0.08 per share compared to net income of $620,000, or $0.09 per share, in the second quarter of 2004. During the second quarter, the Company earnings were reduced by approximately $0.03 per share due to impairment of Cyanco's intangible assets. For the first six months ended June 30, 2005, the Company had net income of $1,336,000, or $0.19 per share, compared to net income of $1,165,000, or $0.17 per share, for the six months ended June 30, 2004, an increase in net income of 15%. Day also indicated that the Company's quarterly report on Form 10Q was filed with the SEC today.

Cyanco, a joint venture of Winnemucca Chemicals, Inc., a wholly-owned subsidiary of Nevada Chemicals, Inc., engaged in the manufacture and sale of liquid sodium cyanide, has seen fluctuations this year in the price of various raw materials required for production, primarily due to the increasing cost of energy related materials. Higher cost for natural gas impacts ammonia, caustic soda and electricity. Day commented that it appears that the continued strength of the gold price is beginning to yield greater mining activity and hence greater demand for cyanide. The Company's revenues are primarily comprised of management fees from, and equity in, earnings of Cyanco.

Nevada Chemicals, Inc. continues to have a strong balance sheet with no debt and with cash and cash equivalents at June 30, 2005 in excess of $2.30 per share. On June 13, 2005, Nevada Chemicals, Inc. paid a quarterly dividend of $0.07 per share to all shareholders of record on May 31, 2005.

The Company's board of directors continues to review strategies for the future of Nevada Chemicals, Inc.

                             NEVADA CHEMICALS, INC.
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                             AND BALANCE SHEET DATA


                                           Three Months Ended June 30      Six Months Ended June 30
                                              2005            2004              2005          2004
-------------------------------------------------------------------------------------------------------

Revenues and equity in earnings       $     722,000    $  1,120,000      $  1,555,000     $   2,106,000
Other Income                          $     114,000    $     19,000      $    207,000     $      67,000

Total Revenues and Other Income       $     836,000    $  1,139,000      $  1,762,000     $   2,173,000

Net Income                            $     584,000    $    620,000      $  1,336,000     $   1,165,000

Earnings per Share,
     Assuming Dilution                $        0.08    $       0.09      $       0.19     $        0.17

Weighted Average Number of Shares
     Outstanding - Diluted                6,975,000       6,961,000         6,932,000         6,962,000

Cash Dividends per Share              $        0.07    $       0.06      $       0.13     $        0.11

Stockholders' Equity                  $  23,426,000    $ 22,294,000      $ 23,426,000     $  22,294,000

Total Assets                          $  27,551,000    $ 26,230,000      $ 27,551,000     $  26,230,000



Note: The foregoing contains "forward-looking" statements that are pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. Editors and investors are cautioned that forward-looking statements involve risks and uncertainties that may affect the Company's business prospects and performance. These include, but are not limited to, economic, competitive, governmental, technological and other factors discussed in the Company's reports to shareholders and periodic filings with the Securities and Exchange Commission.


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